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                                  FORM 12B-25

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                                                    SEC FILE NUMBER   000-23085
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                                                    CUSIP NUMBER    224071 10 0
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


(Check One)    { }Form 10-K         { }Form 20-F       { }Form 11-K
{X}Form 10-Q        { }Form N-SAR


For Period Ended:           June 30, 1999
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 { }Transition Report on Form 10-K
 { }Transition Report on Form 20-F
 { }Transition Report on Form 11-K
 { }Transition Report on Form 10-Q
 { }Transition Report on Form N-SAR

For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full name of Registrant:  COYOTE SPORTS, INC.
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Former name if Applicable:
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Address of Principal Executive Office (Street and Number):  2291 Arapahoe Ave.
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City, State and Zip Code:  Boulder, CO  80302
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PART II - Rules 12-b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form-10Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     {X} Yes  {   } No

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On June 22, 1999, the merger agreement between the Company and Royal Precision Inc. (RP) was terminated due to a material change in the business of the Company resulting in an inability to obtain suitable replacement long-term debt
financing.   Termination of the merger and the failure to obtain replacement long-term financing has had a material adverse effect on the Company's business, operating results and financial condition, that has led to certain notes payable to be in default, the sale of certain assets and the sale of a business unit, Cape Composites, and an involuntary filing for bankruptcy by Unifiber Corporation ("Unifiber"), a wholly-owned subsidiary of the Company.

On August 4, 1999, the lender to Unifiber notified the Company that Unifiber was in default of its loan agreement and that the remaining balance of $1,483,000, plus accrued interest, was immediately due and payable. On August 5, Unifiber permanently ceased operations and closed its doors. On August 12, 1999, an Involuntary Petition for Chapter 7 bankruptcy on behalf of certain unsecured creditors was filed against Unifiber.

As a result, the Company's 10-Q could not be filed without unreasonable effort or expense and the Company has sought relief pursuant to Rule 12b-25(b).
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Paul McNeill         760               918-4106
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(Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? Yes
[ ]  No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Coyote Sports, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be singed on its behalf by the undersigned hereunto duly authorized.

Date:  August 16, 1999
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By:  /s/ John Paul McNeill
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John Paul McNeill
Chief Financial Officer

INSTRUCTION: The form may be singed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.